FINANCIAL STATEMENTS

ACREX VENTURES LTD.

VANCOUVER, BRITISH COLUMBIA, CANADA

June 30, 2006

1.  NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

2.  STATEMENT OF EARNINGS AND DEFICIT

3.  BALANCE SHEET

4.  STATEMENT OF CASH FLOWS

5.  NOTES TO FINANCIAL STATEMENTS

Notice of No Auditor Review of Interim Financial Statements

The accompanying unaudited interim financial statements have been prepared by management and approved by the Audit Committee and the Board of Directors.

The Company’s independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

ACREX Ventures Ltd.

STATEMENT OF EARNINGS AND DEFICIT

Unaudited - See Notice to Reader

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
EXPENSES
Management fees	$34,500	34,500	$69,000	69,000
Investor relations	27,723	16,408	48,828	19,958
Promotion and travel	21,563	10,014	38,148	14,803
Office and general	17,596	21,754	28,766	17,387
Legal	22,584	3,477	26,231	40,473
Filing fees	17,178	14,815	22,428	18,679
Advertising	6,968	9,877	19,276	16,915
Accounting	13,250	8,330	17,250	12,630
Consulting	13,400	-	13,400	400
Transfer agent fees	6,550	1,596	7,876	4,491
Rent	2,670	4,060	5,340	5,340
Insurance	-	625	2,500	625
	183,982	125,456	299,043	220,701
Net loss before other items and income taxes	(183,982)	(125,456)	(299,043)	(220,701)
OTHER ITEMS
Interest income	6,681	2,505	7,164	3,115
Write-down of marketable securities	-	(750)	-	(6,750)
	6,681	1,755	7,164	(3,635)
Net loss before income taxes	(177,301)	(123,701)	(291,879)	(224,336)
Future income tax recovery	-	-	-	22,263
Income taxes	-	-	-	(3,125)
NET LOSS	(177,301)	(123,701)	(291,879)	(205,198)
Deficit, beginning of period	(4,406,296)	(3,863,187)	(4,291,718)	(3,781,690)
DEFICIT, end of period	$ (4,583,597)	(3,986,888)	$ (4,583,597)	(3,986,888)
LOSS PER SHARE - BASIC	$(0.01)	(0.01)	$(0.01)	(0.01)
WEIGHTED AVERAGE
NUMBER OF SHARES OUTSTANDING	25,408,296	17,295,924	22,207,758	15,446,799

ACREX Ventures Ltd.

BALANCE SHEET

Unaudited - See Notice to Reader

	June 30,	December 31,
	2006	2005
ASSETS
Current
Cash and short-term investments	$1,238,104	408,332
Marketable securities	16,000	16,000
Other receivables	18,749	11,667
Prepaid expenses and deposits	3,500	-
	1,276,353	435,999
Mineral properties [Note 2]	1,293,834	1,152,693
	$2,570,187	1,588,692

Current
Accounts payable	$34,157	33,306

Share capital [Note 3]	6,914,651	5,629,706
Contributed surplus [Note 4]	204,976	217,397
Deficit	(4,583,597)	(4,291,717)
	2,536,030	1,555,386
	$2,570,187	1,588,692

APPROVED ON BEHALF OF THE BOARD:

"T.J. MALCOLM POWELL"

"CARL R. JONSSON"

Director

Director

ACREX Ventures Ltd.

STATEMENT OF CASH FLOWS

Unaudited - See Notice to Reader

	Three months ended June 30,		Six months ended June 30,
	2006	2005	2006	2005
OPERATIONS
Net loss	$(177,301)	(123,701)	$(291,879)	(205,198)
Add (deduct) items not involving cash:
Stock-based compensation	13,400	6,276	13,400	6,276
Write-down of marketable securities	-	750	-	6,750
Future income tax recovery	-	-	-	(22,263)
	(163,901)	(116,675)	(278,479)	(214,435)
Changes in non-cash working capital balances:
Decrease (increase) in other receivables	(7,894)	7,153	(7,082)	(1,882)
Decrease (increase) in prepaid expenses	4,675	8,142	(3,500)	(14,278)
Increase (decrease) in accounts payable	(6,112)	(27,400)	850	685
	(173,232)	(128,780)	(288,211)	(229,910)
FINANCING
Shares issued for cash	1,198,152	436,151	1,259,124	660,199
Decrease in share subscriptions	-	5,025	-	-
	1,198,152	441,176	1,259,124	660,199
INVESTING
Mineral properties:
Acquisition costs	(39,781)	-	(39,781)	(5,000)
Exploration expenditures	(87,060)	(75,447)	(101,360)	(94,157)
	(126,841)	(75,447)	(141,141)	(99,157)
Increase in cash	898,079	236,949	829,772	331,132
Cash and short-term investments,
beginning of period	340,025	323,414	408,332	229,231
CASH AND SHORT-TERM
INVESTMENTS, end of period	$1,238,104	560,363	$1,238,104	560,363

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Six months ended June 30, 2006

Unaudited - See Notice to Reader

1.  NATURE OF OPERATIONS

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles but do not conform in all respects to the note disclosure requirements for the Company's annual financial statements.  The unaudited financial statements have been prepared on a basis consistent with the accounting principles and policies described in the annual financial statements, unless otherwise mentioned, and should be read in conjunction with those statements.  In the opinion of management, all adjustments considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included in these financial statements.

2.  MINERAL PROPERTIES

		Spanish	Nachako
	Michaud	Mountain	Finger Lake	Total
Acquisition costs
Balance, beginning of period	$25,000	10,500	-	35,500
Acquisition costs	25,000	5,000	9,781	39,781
Balance, end of period	50,000	15,500	9,781	75,281
Exploration costs
Balance, beginning of period	1,101,538	15,656	-	1,117,194
Drilling	45,494	10,970	-	56,464
Assays	-	15,254	910	16,164
Consulting	2,119	9,775	1,925	13,819
Other	-	8,318	258	8,576
Field Support	4,577	-	-	4,577
Field Vehicles	-	1,610	150	1,760
Balance, end of period	1,153,728	61,583	3,243	1,218,554
	$1,203,728	77,083	13,024	1,293,835

Michaud gold claims, Ontario, Canada - On November 26, 2004, the Company entered into a Joint Venture Agreement with Porcupine Mines Inc. ("Moneta") for a 50% interest in the exploration, development and mining of certain mineral claims in the Michaud Township, Ontario, Canada.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Six months ended June 30, 2006

Unaudited - See Notice to Reader

2.  MINERAL PROPERTIES (continued)

The agreement also includes terms for the acquisition of additional mining or mineral claims or other real property interests within the area of interest.  Pursuant to these provisions, the Company has agreed with Moneta to acquire 50% of the net 75% interest (i.e. a 37.5% interest) in three contiguous adjoining mineral claims known to the parties as the Dyment Claims - which cover approximately 48 hectares.  To reimburse Moneta for its costs of the original acquisition of interests in the Dyment Claims the Company has agreed to pay Moneta $50,000, of which $25,000 has been paid with the remaining $25,000 being payable by December 31, 2006.

Spanish Mountain claims, British Columbia, Canada - On July 23, 2005, the Company entered into an Option Agreement (the "Agreement") to acquire a 100% interest in the Spanish Mountain property, consisting of 8 mineral claims covering approximately 1,350 hectares located near Likely in Northeastern British Columbia, Canada.

Acrex may earn the interest by making certain cash payments and issuing shares to the Optionor as follows:

	Cash	Share
Due Date	Payment	Issuance
July 25, 2005 (completed)	$ 5,000	50,000
April 25, 2006 (completed)	5,000	-
July 25, 2006	10,000	50,000
July 25, 2007	20,000	50,000
July 25, 2008	20,000	50,000
July 25, 2009	40,000	-
	$ 100,000	200,000

Nachako claims, British Columbia, Canada – On January 26, 2006 the Company signed a Letter of Intent (the “Letter”) with a prospector (the “Optionor”) giving it a right to negotiate option agreements on certain mineral claims, covering a total of approximately 1,200 Units (approximately 25,000 hectares) in the north central area of British Columbia.  The Company earned the rights by paying the costs (aggregating $9,781) of the Optionor filing mineral claims over the areas.

The Letter provides that the Company will sign one or more formal option agreements with the Optionor by July 31, 2006, each agreement to cover a maximum of 400 Units (a “Block”).  The terms of the option for each Block will provide for the following cash payments:

Cash
Due Date	Payment
On execution (completed)	$10,000
March 15, 2007	$10,000
March 15, 2008	15,000
March 15, 2009	30,000
$65,000

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Six months ended June 30, 2006

Unaudited - See Notice to Reader

2.  MINERAL PROPERTIES (continued)

The Company will also be required to issue 200,000 shares in its capital to the Optionor in blocks of 50,000 shares spread over three years after acceptance for filing of an option agreement by the TSX Venture Exchange.  An additional 200,000 shares will be issued to the Optionor on the receipt of a positive feasibility study on any of the property within a Block.

A 2.5% net smelter return royalty (NSR) will be reserved in the Optionor's favour against all the the Units comprising the Blocks.  The Company will have the right to purchase 0.5% NSR back from the Optionor each for $500,000 - to a maximum purchase of 1.5% for $1,500,000.  The rights of repurchase will continue until the date of the commencement of commercial production from Units in a Block.

3.  SHARE CAPITAL

The Company has authorized share capital of an unlimited number of common voting shares without par value. Issued share capital is as follows:

	2006		2005
	Number	Amount	Number	Amount
Balance, beginning of period	20,115,991	$5,629,706	13,417,616	$4,931,283
Shares issued for cash and other:
Private placements	3,000,000	705,000	6,587,500	730,305
Warrants	2,754,315	500,005	-	-
Options	513,630	79,940	-	-
Property option payment	-	-	100,000	14,000
Finders fee	-	-	10,875	(23,619)
Future income taxes on expenditures
renounced to shareholders	-	-	-	(22,263)
Balance, end of period	26,383,936	$6,914,651	20,115,991	$5,629,706

Private placements - On May 1, 2006 the Company issued 3,000,000 units at $0.235 per unit for gross proceeds of $705,000 under a non-brokered private placement. Each unit consisted of one common share and one common share purchase warrant. Each full warrant entitles the holder to acquire an additional common share for $0.30 until May 1, 2007.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Six months ended June 30, 2006

Unaudited - See Notice to Reader

3.  SPARE CAPITAL (continued)

Warrants - The Company has stock purchase warrants outstanding as follows:

	Outstanding				Outstanding
Exercise	December 31,				June 30,
Price	2005	Issued	Exercised	(Expired)	2006	Expiry date
$0.20	200,500	-	(125,250)	(75,250)	-	March 10, 2006
$0.20	600,000	-	-	(600,000)	-	March 24, 2006
$0.15	190,875	-	(190,875)	-	-	March 24, 2006
$0.18	2,428,440	-	(2,428,440)	-	-	May 16, 2006
$0.18	325,000	-	-	-	325,000	October 18, 2006
$0.30	-	3,000,000	-	-	3,000,000	May 1, 2007
	3,744,815	3,000,000	(2,744,565)	(675,250)	3,325,000

4.  CONTRIBUTED SURPLUS

	2006	2005
Balance - beginning of period	$217,397	112,000
Stock-based compensation	13,400	105,397
Options and warrants exercised	(25,821)	-
Balance - end of period	$204,976	217,397

5.  STOCK OPTION PLAN AND STOCK - BASED COMPENSATION

The Company has established a stock option plan for directors, employees, and service providers.

Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the pricing policies of the TSX Venture Exchange.  Options vest immediately when granted (unless otherwise specified) and expire five years from the date of the grant, unless the Board establishes more restrictive terms.

The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time the options are granted. The aggregate number of options granted to any one optionee in a 12-month period is limited to 5% of the issued shares of the corporation.

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Six months ended June 30, 2006

Unaudited - See Notice to Reader

5.  STOCK OPTION PLAN (continued)

The following table summarizes the stock options outstanding at June 30, 2006:

Price	Number	Number	Expiry date
	Outstanding	Exercisable
$0.30	600,000	600,000	June 3, 2007
$0.28	565,000	565,000	November 4, 2008
$0.12	150,000	150,000	May 17, 2010
$0.12	485,000	485,000	July 7, 2010
$0.12	100,000	100,000	October 13, 2010
$0.12	100,000	100,000	December 5, 2010
$0.30	100,000	- *	June 19, 2011
$0.30	50,000	50,000	June 29, 2011
	2,150,000	2,050,000

*  The 100,000 options do not become exercisable until December 5, 2006.

A summary of the changes in the Company's stock options for the quarter ended June 30, 2006 and year ended 2005 is presented below:

	2006			2005
		Weighted Average		Weighted Average
	Number	Exercise Price	Number	Exercise Price
Outstanding, beginning of period	2,520,380	$0.22	1,305,000	$0.29
Granted	150,000	0.30	835,000	0.12
Agent's options	-	-	520,380	0.12
Exercised	(513,630)	0.12	(140,000)	0.30
Cancelled or expired	(6,750)	0.12	-	-
Outstanding, end of period	2,150,000	$0.25	2,520,380	$0.22

The following table summarizes the information about stock options outstanding and exercisable at June 30, 2005:

		Waighed Average
Exercise Price	Number Outstanding	Remaining	Weighted Average
Per Share	At June 30, 2006	Contractual life	Exercise Price
$0.30 - 0.12	2,150,000	2.82 years	$0.22

ACREX Ventures Ltd.

NOTES TO FINANCIAL STATEMENTS

Six months ended June 30, 2006

Unaudited - See Notice to Reader

5.  STOCK OPTION PLAN (continued)

The Company uses the Black-Scholes option pricing model to value stock options granted. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation, the following assumptions were used:

	Six months ended	Six months ended
	June 30, 2006	June 30, 2005
Risk free interest rate	4.47%	3.0%
Expected dividend yield	0%	0%
Expected stock price volatility	127.44%	88%
Expected life	5 years	1 year

During the six months ended June 30, 2006, the grant-date fair value of options granted was $0.27 (2005: $0.04).

Total stock-based compensation expense in respect of stock options granted for the six months ended June 30, 2006 was $13,400 (2005: $6,276).

6.  RELATED PARTY TRANSACTIONS

The Company incurred legal fees of $15,649 (2005: $61,555) from a law firm of which a director is a principal.

The Company incurred management fees of $54,000 (2005: $54,000) and equipment rental charges of $5,492 (2005: $5,032) from a company owned by a director.

The Company incurred management fees of $15,000 (2005: $15,000) from a company owned by a director.

7.  SEGMENT INFORMATION

The Company's operations are limited to a single industry segment being the acquisition, exploration and development of mineral properties. The mineral properties are located in Canada in the Provinces of British Columbia, Ontario and Quebec.